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                                  June 13, 2002



VIA EDGAR AND FACSIMILE
-----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Tom Jones
       Geoffrey Edwards

       Re:   Altus Medical, Inc.
             Request for withdrawal of Form S-1
             (File No. 333-76300)

Ladies and Gentlemen:

     Altus Medical, Inc. requests a withdrawal of our registration statement on Form S-1 (File No. 333-76300) filed with the Securities and Exchange Commission on January 4, 2002, as amended, pursuant to Rule 477 under the Securities Act of 1933. We have elected not to proceed with the offering due to general market conditions and a determination that it would not be in our best interests to proceed at this time. Our Form S-1 was not declared effective and we have not offered or sold any securities in connection with our proposed offering. Accordingly, please issue an order granting the withdrawal of our Form S-1 as soon as possible.

     Please do not hesitate to contact David J. Saul of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 with any questions you may have regarding this matter.

                                Very truly yours,

                                Altus Medical, Inc.

                                By:  /s/ Ronald J. Santilli
                                   ---------------------------------------------
                                    Ronald J. Santilli
                                    Vice President of Finance and Administration
                                    and Chief Financial Officer (Principal
                                    Accounting Officer)